MAIL STOP 3561

October 5, 2005


Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisition Corporation
4 Becker Farm Road
Roseland, NJ  07068

      Re:	Key Hospitality Acquisition Corporation
   Amendment No. 4 to Registration Statement on
   Form S-1
   Filed September 23, 2005
   File No. 333-125009

Dear Mr. Davidson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated
September
19, 2005. Please revise the applicable portions of the registration statement to clarify when the distribution ends.

2. We note your response to comment two of our letter dated
September
19, 2005. We reissue the comment. It appears that the warrant purchase arrangement constitutes a bid or inducement during the restricted period in violation of Regulation M of the Securities Exchange Act of 1934.

Risk Factors, page 8

3. In risk factor 16, we note that any expenses would be insignificant compared to the value of existing stockholders` equity stake. Please revise to clarify your use of the term "equity stake."
Also, revise to clarify that existing stockholders paid an insignificant or nominal amount for their current holdings in your company.

Use of Proceeds, page 22

4. Here and in the principal stockholders section, you indicate that
Maxim Group LLC will undertake several activities (deferring compensation and making warrant purchases) to demonstrate confidence in your ultimate ability to consummate a business combination. Please revise to explain why Maxim`s confidence is relevant since it is not clear if they will participate in the search and consummation efforts of the company.

Financial Statements

5. We noted from your disclosure in footnote 1 - Nature of operations and significant accounting policies on F-8 that the company was incorporated on April 25, 2005 and has selected December 31 as it fiscal year end. As the company has existed for a period less than one fiscal year, please provide audited financial statements within
135 days of the filing of the registration statement in accordance with Item 310(a) of Regulation S-B.

6. Please provide a current consent of the independent accountants in any amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director


Cc:  	Jeffery Schultz
	Fax #  (212) 983-3115

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Jeffrey Davidson, Chief Executive Officer
Key Hospitality Acquisitions Corporation
October 5, 2005
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